UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

A. O. Smith Corporation

(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)
831865209
(CUSIP Number)

with a copy to:

Mark D. Gerstein Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Wesley A. Ulrich c/o Smith Investment Company 11270 West Park Place Milwaukee, Wisconsin 53224 (414) 359-4030
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Smith Investment Company 39-6043416
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 9,626,328 (See Item 5)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 9,626,328 (See Item 5)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,626,328 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur O. Smith N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,734 (See Item 5)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 4,734 (See Item 5)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce M. Smith N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,649 (See Item 5)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 2,649 (See Item 5)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,649 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed by Smith Investment Company, a Nevada corporation (“SICO”), with respect to its beneficial ownership of shares of Common Stock, par value $1.00 per share (the “Common Stock”), of A. O. Smith Corporation, a Delaware corporation (“AOS”), including shares of Common Stock issuable upon the conversion of Class A Common Stock, par value $5.00 per share (the “Class A Common Stock”), of AOS held by SICO. This Amendment amends the Schedule 13D originally filed by SICO with the Securities and Exchange Commission, on February 16, 1988, as amended by Amendment No. 1, dated February 27, 1998, and Amendment No. 2, dated February 4, 2008 (such original Schedule 13D, as previously amended and as further amended hereby, the “Schedule 13D”).

Messrs. Arthur O. Smith and Bruce M. Smith (the “Other Reporting Persons”) are filing this Amendment because they may be deemed to be controlling shareholders of SICO and have indirect beneficial ownership of the Common Stock reported as beneficially owned by SICO. Each Other Reporting Person disclaims beneficial ownership of the Common Stock reported as beneficially owned by SICO, and the filing of this Amendment shall not be construed as an admission that the Other Reporting Person is the beneficial owner of any such securities.

ITEM 1.	SECURITY AND ISSUER.

The Schedule 13D relates to the Common Stock, par value $1.00 per share, of A. O. Smith Corporation, a Delaware corporation. The address of the principal executive office of AOS is 11270 West Park Place, Milwaukee, Wisconsin 53224.

ITEM 2.	IDENTITY AND BACKGROUND.

The name and business address of SICO is Smith Investment Company, a Nevada corporation, 11270 West Park Place, Milwaukee, Wisconsin 53224. The principal businesses of SICO are: (i) holding the Common Stock and the Class A Common Stock as described in Item 5, (ii) multicolor printing and related services, which it engages in through its wholly-owned subsidiary Berlin Industries, Inc., and (iii) commercial warehousing, trucking and packaging, which it engages in through its wholly-owned subsidiary Central States Distribution Service, Inc.

The name, business address and present principal occupation or employment of the Other Reporting Persons and each executive officer and director of SICO is set forth on Annex A. All of the individuals listed on Annex A are U.S. citizens.

During the last five years, none of SICO, any of its executive officers or directors, or the Other Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of SICO, any of its executive officers or directors, or the Other Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

SICO beneficially owns an aggregate of 9,626,328 shares of Common Stock, which includes 8,067,252 shares of Common Stock that are issuable upon conversion of Class A Common Stock held by SICO. SICO separately reports its ownership of the Class A Common Stock on a Schedule 13G filed with the Securities and Exchange Commission. The shares of Common Stock reported as beneficially owned by SICO were acquired over a number of years, including prior to the initial public offering of AOS and subsequently as a result of open market purchases and stock dividends.

ITEM 4.	PURPOSE OF TRANSACTION.

SICO previously reported in the Schedule 13D that it made a proposal to AOS on February 2, 2008 for a business combination transaction that would result in the stockholders of SICO having direct ownership of the same number and type of AOS shares currently held by SICO. The purpose of the proposal was to allow SICO stockholders to realize the underlying value of SICO’s holdings in AOS, and provide enhanced liquidity to SICO’s stockholders.

On December 9, 2008, SICO entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among SICO, AOS, a wholly-owned subsidiary of AOS (“MergerCo”) and SpinCo (as defined below), pursuant to which SICO will merge with and into MergerCo (the “Merger”) and, among other matters, each outstanding share of SICO Common Stock, par value $.10 per share (other than shares owned by AOS, SICO or their respective subsidiaries, or shares held by SICO stockholders who properly exercise dissenters rights under Nevada law), will be converted into the right to receive 0.463 shares of AOS Common Stock, $1.00 par value per share (the “Common Stock”) and 2.396 shares of AOS Class A Common Stock, $5.00 par value per share (the “Class A Common Stock”). The aggregate number of AOS shares to be issued in the Merger represents a 1.50% discount to the aggregate number of AOS shares currently held by SICO, which was required by AOS as a condition to entering into the Merger Agreement. A portion of the Common Stock will be placed in escrow to satisfy indemnification claims, if any, by AOS under the Merger Agreement. AOS and SICO issued a joint press release on December 9, 2008 with respect to the Merger, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. Please see “Merger Agreement” under Item 6 herein for a more detailed description of the Merger Agreement.

AOS does not have sufficient authorized shares to issue the new shares of Class A Common Stock required in the Merger. Therefore, to facilitate the Merger, AOS will amend its certificate of incorporation to increase the number of authorized shares of Class A Common Stock. After completing the Merger, the shares of Class A Common Stock currently held by SICO will be cancelled and cannot be reissued, so that the total number of shares of Class A Common Stock authorized to be issued will remain unchanged as a result of the transaction. AOS will also amend its certificate of incorporation to (i) increase the percentage of the AOS board of directors that holders of Common Stock are entitled to elect from 25% to 33 1/3%; (ii) provide that shares of Class A Common Stock automatically convert into Common Stock upon transfer to unaffiliated third parties; and (iii) provide that all shares of Class A Common Stock convert into Common Stock once the outstanding shares of Class A Common Stock fall below approximately 8% of the total outstanding shares of Class A Common Stock and Common Stock as of the date of the Merger Agreement. For a more detailed description of the amendments to AOS’s certificate of incorporation, please see “Amendments to AOS Charter” under Item 6 herein.

To facilitate the Merger, SICO will distribute to the stockholders of SICO, in a taxable spin-off transaction, all of SICO’s assets and liabilities, other than its shares of AOS. The SICO assets to be distributed include SICO’s operating businesses. SICO will first contribute these assets and liabilities to a newly formed limited liability company, Smith Investment Company LLC (or “SpinCo”), and the SICO stockholders will receive a pro rata distribution of all of the membership units in SpinCo in the spin-off transaction. SICO has established December 22, 2008 as the record date for determining the SICO stockholders entitled to participate in the spin-off transaction, and the spin-off transaction will be effective January 1, 2009. The spin-off transaction is not conditioned upon completion of the Merger.

A majority of SICO’s outstanding stock is owned by the Smith Family Members (as defined below), which is the founding family of AOS. To address any potential conflicts of interest, each of AOS and SICO appointed a special committee of independent directors to review and negotiate the transaction. Each of the AOS and SICO board of directors agreed that it would not approve any transaction without the prior recommendation of its respective special committee. Each special committee engaged independent financial and legal advisers. After receiving the unanimous favorable recommendation of its respective special committees, the board of directors of each of AOS and SICO approved the terms of the Merger and the related transactions.

In connection with the execution of the Merger Agreement and as contemplated thereby, SICO entered into a letter agreement, dated December 9, 2008, with AOS (the “SICO Support Agreement”) by which SICO agrees, among other things, that it will vote its shares of Class A Common Stock and Common Stock in favor of the Merger, the other transactions contemplated by the Merger Agreement, and any other matter being voted upon by AOS’s stockholders for the purpose of facilitating the Merger. See “SICO Support Agreement” under Item 6 herein for a more detailed description of the SICO Support Agreement.

Also in connection with the execution of the Merger Agreement and as contemplated thereby, SICO entered into a letter agreement, dated December 9, 2008, with AOS and the Smith Family Members (the “Smith Family Member Support Agreement”), by which the Smith Family Members agree, among other things, that they will vote their shares of SICO Common Stock in favor of the Merger, the other transactions contemplated by the Merger Agreement, and any other matter being voted upon by SICO’s stockholders for the purpose of facilitating the Merger. See “Smith Family Member Support Agreement” under Item 6 herein for a more detailed description of the Smith Family Member Support Agreement.

The Merger Agreement also contemplates that the Smith Family Members may form a voting trust to hold their shares Class A Common Stock and Common Stock after the Merger. A form of voting trust agreement among the Smith Family Members is contemplated by the Merger Agreement. SICO would not be a party to the voting trust agreement. In addition, the Smith Family Members have entered into a stockholder agreement, whereby they generally agree that, for a period of up to three years after the Merger, they will not engage in certain actions relating to AOS or its securities, including solicitations of proxies or shareholder consents, specific acquisition transactions, or certain transfers of their shares of Class A Common Stock. SICO is not a party to the stockholder agreement. The Smith Family Members will file a Schedule 13D/A with the Securities and Exchange Commission to disclose these agreements and other related matters (the “Smith Family Schedule 13D/A”). As used herein, “Smith Family Members” means those members of the Smith family and trusts for the benefit of certain members of the Smith family that have filed the Smith Family Schedule 13D/A. Please see the Smith Family Schedule 13D/A to be filed with the Securities and Exchange Commission for additional information about the Smith Family Members.

Except as set forth herein, SICO and the Other Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Subject to the foregoing, SICO and the Reporting Persons reserve the right to formulate plans or make proposals, engage in further discussions, and take such action with respect thereto, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Smith Investment Company

SICO beneficially owns an aggregate of 9,626,328 shares of Common Stock, which includes 8,067,252 shares of Common Stock that are issuable upon conversion of Class A Common Stock held by SICO. This aggregate amount represents approximately 32.1% of the outstanding Common Stock (including, solely for purposes of computing this percentage, Common Stock deemed to be outstanding upon conversion of Class A Common Stock held by SICO). SICO has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Common Stock listed as beneficially owned by SICO.

Other Reporting Persons

The Other Reporting Persons may be deemed to be controlling shareholders of SICO and, as a result, have indirect beneficial ownership of the Common Stock reported as beneficially owned by SICO. Mr. Bruce M. Smith is Chairman and Chief Executive Officer of SICO and is a director of AOS. Mr. Arthur O. Smith is a director of SICO. He retired as Chairman and Chief Executive Officer of SICO in January 1999. Mr. Bruce M. Smith beneficially owns 75,696 shares of the outstanding common stock of SICO, which are held in trusts for the benefit of Mr. Bruce M. Smith, and 102,372 shares of the outstanding common stock of SICO are held in various trusts for the benefit of the wife and issue of Mr. Bruce M. Smith. Mr. Arthur O. Smith beneficially owns 172,034 shares of the outstanding common stock of SICO, including shares held in a trust for the benefit of Mr. Arthur O. Smith, his wife beneficially owns 6,970 shares of the outstanding common stock of SICO and 463,116 shares of the outstanding common stock of SICO are held in various trusts for the benefit of the wife and issue of Mr. Arthur O. Smith. In addition, Messrs. Smith are trustees of various trusts for the benefit of persons other than themselves, their wives and issue, which trusts hold an aggregate of 823,153 shares of the common stock of SICO. With respect to the 823,153 shares of the common stock of SICO held in trust for the benefit of persons other than Messrs. Smith and their wives and issue, Mr. Arthur O. Smith is sole trustee of trusts holding 11,000 shares of the common stock of SICO and holds all investment and voting power with respect to such trusts and Mr. Arthur O. Smith or Mr. Bruce

M. Smith are co-trustees with at least one other person and hold shared investment and voting power with respect to the trusts holding the remaining shares. The shares of common stock of SICO held beneficially by Messrs. Smith and their wives, together with shares held by Messrs. Smith in trust for the benefit of others, comprised 49.5% of the 3,317,066 outstanding shares of common stock of SICO on the date hereof. Messrs. Smith disclaim that any of the foregoing relationships or interests in the common stock of SICO constitute beneficial ownership of any Common Stock, and each Other Reporting Person disclaims beneficial ownership of the Common Stock reported as beneficially owned by SICO.

Excluding the shares of Common Stock reported as beneficially held by SICO, as to which Mr. Arthur O. Smith disclaims beneficial ownership, Mr. Arthur O. Smith beneficially owns 4,734 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Mr. Arthur O. Smith has the sole voting and dispositive power with respect to these shares.

Excluding the shares of Common Stock beneficially held by SICO, as to which Mr. Bruce M. Smith disclaims beneficial ownership, Mr. Bruce M. Smith beneficially owns 2,649 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Mr. Bruce M. Smith has the sole voting and dispositive power with respect to these shares. Mr. Bruce M. Smith also has deferred receipt of stock awards representing a total of 7,160 shares of Common Stock under AOS’s Corporate Directors’ Deferred Compensation Plan. AOS treats these deferred stock awards as restricted stock units.

Executive Officers and Directors of SICO.

Mr. Edward E. Barr, a director of SICO, does not beneficially own any shares of Common Stock.

Mr. Glen R. Bomberger, a director of SICO, beneficially owns an aggregate of 33,000 shares of Common Stock, which represents approximately 0.2% of the outstanding Common Stock. Mr. Bomberger has the sole voting and dispositive power with respect to these shares.

Mr. Jere D. McGaffey, a director of SICO, beneficially owns an aggregate of 450 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Mr. McGaffey has the sole voting and dispositive power with respect to these shares.

Mr. Arthur O. Smith, III, a director of SICO, may be deemed to have beneficial ownership of 844.9 shares of Common Stock that he holds indirectly through the A. O. Smith Profit Sharing Retirement Plan. This represents less than 0.1% of the outstanding Common Stock.

Mr. Harold M. Stratton, II, a director of SICO, is co-trustee of a trust that holds 1,000 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Mr. Stratton has shared voting and dispositive power with respect to these shares.

Mr. Wesley A. Ulrich, an executive officer of SICO, beneficially owns an aggregate of 1,000 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Mr. Ulrich has the sole voting and dispositive power with respect to these shares.

Please see “—Other Reporting Persons” above for a description of the shares of Common Stock that may be deemed to be beneficially held by Mr. Bruce M. Smith and Mr. Arthur O. Smith.

None of SICO, any of its executive officers or directors, or the Other Reporting Persons has effected any transactions in the Common Stock or the Class A Common Stock during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Merger Agreement

On December 9, 2008, SICO entered into the Merger Agreement by and among SICO, AOS, MergerCo and SpinCo pursuant to which, among other things, SICO will merge with and into MergerCo and MergerCo will continue as the surviving entity following the Merger. At the effective time of the Merger, each issued and outstanding share of SICO Common Stock (other than shares owned by AOS, SICO or their respective subsidiaries, or shares held by SICO stockholders who properly exercise dissenters rights under Nevada law) will be canceled and converted into the right to receive consideration in the form of Class A Common Stock, Common Stock and cash payable in lieu of any fractional shares as follows:

•

the number of shares of Class A Common Stock equal to (a) 0.9850 multiplied by the number of shares of Class A Common Stock held by SICO immediately prior to the effective time of the Merger divided by (b) the number of shares of SICO Common Stock then outstanding;

•

the number of shares of Common Stock equal to (a)(i) 0.9850 multiplied by the number of shares of Common Stock held by SICO immediately prior to the effective time of the Merger minus (ii) the number of escrow shares, divided by (b) the number of shares of SICO Common Stock then outstanding; and

•

from time to time in the future, the number of shares of Common Stock equal to the (a) number of escrow shares released from the escrow account divided by (b) the number of shares of SICO Common Stock outstanding immediately prior to the effective time of the Merger.

The Merger Agreement contains customary representations and warranties by AOS, MergerCo and SICO. The Merger Agreement also contains covenants and agreements, including for (i) SICO to conduct its business in all material respects in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (ii) each party to convene and hold meetings of its stockholders to consider and vote upon the Merger Agreement and the transactions contemplated thereby, (iii) the board of directors of each of AOS and SICO to recommend that their respective stockholders vote to approve the Merger Agreement and the transactions contemplated thereby, subject to the ability of each board of directors to change its recommendation to comply with their fiduciary duties to stockholders, (iv) SICO to pay for all of its transaction expenses as well as substantially all of the reasonable fees, costs and expenses incurred by AOS in connection with the Merger, and (v) SICO to consummate the spin-off transaction prior to the closing of the Merger. The Merger Agreement contains customary indemnification provisions pursuant to which, after completion of the Merger, AOS is entitled to be indemnified by SpinCo and out of the AOS shares placed into escrow with respect to, among other things, all liabilities of SICO incurred prior to completion of the Merger.

The Merger is subject to a number of closing conditions, including, but not limited to, (i) the approval of the Merger Agreement by the requisite vote of stockholders of SICO, (ii) the approval of the Merger Agreement, the amendment and restatement of the AOS Restated Certificate of Incorporation (the “Amended Charter”) and the issuance of Class A Common Stock and Common Stock by the requisite vote of stockholders of AOS; (iii) subject to certain exceptions, the accuracy of the representations and warranties of each party; (iv) the performance in all material respects by each party of its obligations under the Merger Agreement; (v) the Registration Statement on Form S-4 filed by AOS in connection with the Merger being declared effective by the Securities and Exchange Commission; (vi) receipt of certain regulatory approvals, including a private letter ruling from the Internal Revenue Service to the effect that, among other things, the Merger will qualify as a tax-free reorganization for federal income tax purposes; (vii) the authorization by the New York Stock Exchange of the listing of additional shares of AOS Common Stock; (viii) the absence of a preliminary or permanent injunction or other ruling issued by a governmental authority that has the effect of making the consummation of the Merger illegal or otherwise prohibiting the consummation of the Merger; and (ix) the acceptance of the merger filings with the Secretaries of State of the States of Nevada and Delaware.

AOS and SICO also have certain termination rights under the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Amendments to AOS Charter

Pursuant to the Merger Agreement, AOS will amend its certificate of incorporation to facilitate the Merger and to implement certain improvements to the AOS corporate governance structure that were required by AOS as a condition to entering into the transaction. AOS does not have sufficient authorized shares to issue the new shares of Class A Common Stock required in the Merger. The Amended Charter will increase the number of authorized shares of Class A Common Stock to facilitate the Merger. After completing the Merger, the shares of Class A Common Stock currently held by SICO will be cancelled and cannot be reissued, so that the total number of shares of Class A Common Stock authorized to be issued will remain unchanged as a result of the transaction. The Amended Charter will also implement the following improvements to the AOS corporate governance structure: (i) increase the percentage of the AOS board of directors that holders of Common Stock are entitled to elect from 25% to 33 1/3%; (ii) provide that shares of Class A Common Stock automatically convert into Common Stock upon transfer to unaffiliated third parties; and (iii) provide that all shares of Class A Common Stock convert into Common Stock once the outstanding shares of Class A Common Stock fall below approximately 8% of the total outstanding shares of Class A Common Stock and Common Stock as of the date of the Merger Agreement.

Escrow Agreement

At the effective time of the Merger, SpinCo, acting in its own capacity and as representative of the former SICO stockholders, will enter into an Escrow Agreement, pursuant to which AOS will deposit with an escrow agent shares of Common Stock having an aggregate market value of $15,000,000. These shares of Common Stock would otherwise have been deliverable to the SICO stockholders pursuant to the Merger Agreement. The escrow is to provide a source of payment for any losses for which AOS is entitled to indemnification pursuant to the Merger Agreement. AOS is to be indemnified from the escrow shares for two years and by SpinCo for five years for, among other things, all pre-closing liabilities of SICO. The foregoing description of the Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Escrow Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

SICO Support Agreement

Under the SICO Support Agreement, until the Merger is consummated, the AOS board changes its recommendation of the Merger to its stockholders, or the Merger Agreement is otherwise terminated, SICO agreed that it will vote its shares of Class A Common Stock and Common Stock in favor of the Merger, the other transactions contemplated by the Merger Agreement, and any other matter being voted upon by AOS’s stockholders for the purpose of facilitating the Merger. SICO also agreed to vote against any proposal which is reasonably expected to prevent or materially delay the Merger. The foregoing description of the SICO Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the SICO Support Agreement, which is filed as Exhibit 4 hereto and is incorporated herein by reference.

Smith Family Member Support Agreement

Under the Smith Family Member Support Agreement, until the Merger is consummated, the SICO board changes its recommendation of the Merger to its stockholders, or the Merger Agreement is otherwise terminated, the Smith Family Members agreed that they will vote their shares of SICO Common Stock in favor of the Merger, the other transactions contemplated by the Merger Agreement, and any other matter being voted upon by SICO’s stockholders for the purpose of facilitating the Merger. The Smith Family Members have also agreed to vote against any proposal which is reasonably expected to prevent or materially delay the Merger or any proposal directly resulting from or related to an intervening event that results in the modification and withdrawal of the recommendation of SICO’s board of directors in favor of the Merger. In the event of a termination of the Merger

Agreement, for one year thereafter, the Smith Family Members agree to vote their SICO Common Stock against any proposal directly resulting from or related to an intervening event that resulted in the modification or withdrawal of the SICO board’s recommendation in favor of the Merger. The foregoing description of the Smith Family Member Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Smith Family Member Support Agreement, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

Except as described herein, SICO and the Other Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of AOS, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Press Release issued by SICO and AOS on December 9, 2008

2.	Merger Agreement, dated December 9, 2008, among AOS, MergerCo, SICO, and SpinCo

3.	Form of Escrow Agreement, among AOS, SpinCo (both in its individual capacity and as shareholders’ representative) and the escrow agent

4.	Support Agreement, dated December 9, 2008, between SICO and AOS

5.	Support Agreement, dated December 9, 2008, among the Smith Family Members, SICO and AOS

6.	Joint Filing Agreement, dated February 4, 2008, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, attached as Exhibit 5 to the Schedule 13D/A filed by SICO on February 4, 2008 and incorporated herein by reference

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2008	SMITH INVESTMENT COMPANY

	By:	/s/ Bruce M. Smith
	Name:	Bruce M. Smith
	Title:	Chairman and CEO

ARTHUR O. SMITH

/s/ Arthur O. Smith

BRUCE M. SMITH

/s/ Bruce M. Smith

EXHIBIT INDEX

1.	Joint Press Release issued by SICO and AOS on December 9, 2008

2.	Merger Agreement, dated December 9, 2008, among AOS, MergerCo, SICO, and SpinCo

3.	Form of Escrow Agreement, among AOS, SpinCo (both in its individual capacity and as shareholders’ representative) and the escrow agent

4.	Support Agreement, dated December 9, 2008, between SICO and AOS

5.	Support Agreement, dated December 9, 2008, among the Smith Family Members, SICO and AOS

6.	Joint Filing Agreement, dated February 4, 2008, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, attached as Exhibit 5 to the Schedule 13D/A filed by SICO on February 4, 2008 and incorporated herein by reference

Annex A

Executive Officers and Directors of SICO

Name	Position	Principal Occupation or Employment
Edward E. Barr	Director	Retired, Chief Executive Officer of Sun Chemical Group B.V.

Glen R. Bomberger	Director	Retired, Executive Vice President and Chief Financial Officer of A. O. Smith Corporation

Jere D. McGaffey	Director	Retired, Attorney at Foley & Lardner LLP

Arthur O. Smith*	Director	Retired, Chairman, President and Chief Executive Officer of Smith Investment Company

Arthur O. Smith III	Director	Employee of A. O. Smith Corporation

Harold M. Stratton II	Director	President and Chief Executive Officer of STRATTEC SECURITY CORPORATION

Bruce M. Smith*	Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer of Smith Investment Company

Wesley A. Ulrich	Vice President, Chief Financial Officer, Secretary and Treasurer	Vice President, Chief Financial Officer, Secretary and Treasurer of Smith Investment Company

*	Other Reporting Persons

The business address of each person listed above, other than Jere D. McGaffey, Arthur O. Smith, III and Harold M. Stratton, II is 11270 West Park Place, Milwaukee, Wisconsin 53224. Mr. McGaffey’s business address is Foley & Lardner LLP, 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202-5306. Mr. Arthur O. Smith, III’s business address is A. O. Smith Corporation, 531 North 4th Street, Tipp City, Ohio 45373. Mr. Stratton’s business address is STRATTEC SECURITY CORPORATION, 3333 West Good Hope Road, Milwaukee, Wisconsin 53217.